

FOLIONET FINANCIAL LLC

Miami, FL

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

FOLIONET FINANCIAL LLC
December 31, 2023

Table of Contents

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SEC FILE NUMBER
8-69775

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Folionet Financial LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1221 Brickell Ave. Suite 900
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Juan L Santos	(305) 303-4279	juan.santos@folionet.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANDLER & COMPANY, P.C.
(Name – if individual, state last, first, and middle name)

50 Cabot Street Suite 204	Needham	MA	02494
(Address)	(City)	(State)	(Zip Code)

07/09/2009	3709
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Juan L. Santos</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Folionet Financial LLC</u>, as of <u>12/31</u>, 2<u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



SILVIA PIE
MY COMMISSION # HH 075846
EXPIRES: February 21, 2025
Bonded Thru Notary Public Underwriters

Signature: _____

Title: _____CEO_____

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
50 Cabot Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Folionet Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Folionet Financial LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Folionet Financial LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Folionet Financial LLC's management. Our responsibility is to express an opinion on Folionet Financial LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Folionet Financial LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sandler & Company PC

We have served as Folionet Financial LLC's auditor since 2023.

Needham, Massachusetts

February 26, 2024

FOLIONET FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS	
Cash	$45,546
Commissions receivable from clearing brokers	63,314
Deposits with clearing brokers	372,754
Other deposits	614
TOTAL ASSETS	**$482,228**
LIABILITIES AND EQUITY	
LIABILITIES	
Accounts payable	$23,038
Commissions payable	27,215
Accrued payroll	4,330
Total Liabilities	**54,583**
MEMBER EQUITY	**427,645**
TOTAL LIABILITIES AND MEMBER EQUITY	**$482,228**

See accompanying notes to financial statements

FOLIONET FINANCIAL LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

NOTE 1 - NATURE OF OPERATIONS

Nature of Operations and Organization

Folionet Financial LLC (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is subject to regulation by the SEC and by the two self-regulatory organizations of which it is a member.

The Company was organized under the laws of the state of Florida in 2014 as a Limited Liability Company, with its principal office in Miami, Florida. The Company is wholly owned by Santos Capital Holdings Inc., the principal owner of which is Juan L. Santos.

The Company offers individuals worldwide the ability to open investment accounts in the United States. The Company operates as a broker through which its customers may buy and sell equities, fixed income securities, mutual funds, structured products, and options. As an Introducing broker, the Company does not carry cash or securities for its customers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at December 31, 2023 and revenues and expenses during the year then ended. The actual outcomes of the estimates could differ from the estimates made in preparation of the financial statements.

Cash and Deposits with Clearing Brokers

For the purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instrument purchased with a maturity of three months or less.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (Continued)

Commissions Receivable

Commissions receivables are recorded at net receivable value and earned through December 31, 2023. Amounts received after year end, for services of the prior year, were classified as commission receivable. Amounts classified as commission receivable were received in the subsequent month, therefore, an allowance for doubtful accounts was not considered necessary.

Revenue Recognition

Commissions income. Commissions are charged against customer accounts by the clearing brokers at the time of purchase and sale transactions. The commissions are then remitted by the clearing brokers to the Company, net of certain fees and charges which are retained by the clearing brokers. Commission income is recognized on a trade date basis.

Interest income. The clearing firms, in accordance with the Company´s clearing agreements, can extend credit to customer holding a margin account while securities in the account are pledge as collateral. The clearing firm charges the customer an annual interest rate on the debit balance. The Company receives a portion of the interest charged to the customer by the clearing firm. Interest income is accrued daily and recognized monthly.

Software development cost

Cost of enhancing and maintaining the Company's customer interface application and website are charged to expenses as they are incurred.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax purposes. Taxable income or losses of the Company are pass through to the Company's sole member Santos Capital Holdings Inc. ("the Parent"), and are reported on the Parent's corporate income tax return. The Company's separate financial statements are not required to include an allocation of current or deferred income tax expense, credits, assets or liabilities from the Parent.

NOTE 3 - CLEARING ARRANGEMENTS

The Company has clearing agreements with Apex Clearing Corporation ("Apex") and StoneX Financial Inc. ("StoneX") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. The Company does not carry or clear any customer accounts. The Company's agreement provides that its clearing brokers will keep records of the transactions affected and cleared in the customer's accounts pursuant to Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

FOLIONET FINANCIAL LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

NOTE 3 – CLEARING ARRANGEMENTS (Continued)

In addition, clearing brokers provide preparation and distribution of customers' confirmation and statements, including the maintenance of margin requirements under the Exchange Act and FINRA rules. The Company is required to maintain a cash deposit with each clearing broker which is restricted as additional collateral for customer margin accounts and for other purposes. The cash deposits at December 31, 2023 were $251,017 at Apex and $121,737 at StoneX.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of Aggregate Indebtedness, as defined under the Rule.

At December 31, 2023, the Company had net capital of $427,645, which was $422,645 in excess of its minimum net capital requirement. The ratio of Aggregate Indebtedness to Net Capital should not exceed 15 to 1. At December 31, 2023, the ratio of Aggregate Indebtedness to Net Capital was 0.13 to 1.

NOTE 5 – RELATED PARTY DISCLOSURES

The Company is wholly owned by Santos Capital Holdings Inc. ("the Parent") which is the managing member of the Company. Juan L. Santos is the principal owner of the Parent. The Parent also owns all of the member interest in Folionet Advisers LLC ("Folionet Advisers"), which offers investment advisory services to individual who have established accounts with the Company. Folionet Advisers charges fees based on a percentage of the asset value included in the customer accounts. The advisory fees are deducted quarterly from the customer accounts and are paid by the clearing brokers to the Company. The Company immediately remits the advisory fees to Folionet Advisers. The company does not charge Folionet Advisers for collecting and remitting the fees.

NOTE 6 - MANAGEMENT REVIEW AND SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 26, 2024, the date the financial statements were available to be issued, and has determined that there are no subsequent events which occurred that require recognition or additional disclosure in these financial statements.